Exhibit 99.2

4Q19 Earnings Presentation March 2020

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . 2

3 Index 01 KPIs 02 Financials 03 Recent Developments 04 Opening Remarks

1 Opening Remarks

5 We are confident that our business model, culture and vision will translate into long - term value creation. ▪ 2019 , a memorable year : successful IPO and sound operational and financial results ; ▪ We are in the beginning of our journey : ~ 90 % of R $ 8 . 6 trillion in investment assets controlled by 5 banks ; ▪ All - time low interest rates : driving secular change in Brazilians’ relationship and engagement with investments ; ▪ Extensive portfolio of products and IFA network : we offer several investment products accessible in the Brazilian and international markets to all types of investors through our 3 brands and an unique IFA network ; ▪ Customer centricity more than ever : our focus is to build solid relationships regardless of market conditions, adding new services and reinforcing our competitive advantages to sustain a high NPS ; ▪ Strong balance position : we are well capitalized and ready for the challenges and opportunities ahead . XP Inc. Will Continue to Transform the Financial Market in Brazil

2 KPIs

7 KPIs AUC, Active Clients and NPS Assets Under Custody (AUC) (R$ in billions) Highlights ▪ Strong AUC growth reflected healthy pace of net inflows and market appreciation of equity securities . Active Clients (‘000) Highlights ▪ Growth in active clients was driven by the expansion across all our channels and three retail brands . 350 409 3Q19 4Q19 +17% 202 409 4Q19 4Q18 +103% 3Q19 4Q19 1,536 1,702 +11% 892 4Q19 4Q18 1,702 +91% NPS Dec/19: 73

3 Financials

9 2019 Revenue and Breakdown RETAIL INSTITUTIONAL ISSUER SERVICES DIGITAL CONTENT 67% 14% 9% 2 % Note 1: 8% of revenues come from Other Revenues Total Gross Revenues (in R$ mn) 957 4Q19 4Q18 2018 2019 5,518 1,823 3,216 +90% +72% Highlights ▪ Growth was driven by : (i) mutual funds, especially performance fees in Retail ; (ii) equities and futures in both Retail and Institutional businesses and (iii) steep increase in Issuer Services revenue . of 2019 total gross revenue

Retail Revenue and Take Rate

Strong performance driven by higher volumes in equities, intense deal flow and performance fees

Retail Revenue (in R$ mn)


+56%
3,676
2,351
+74%
1,155
665
4Q18
4Q19
2018
2019

Take Rate (Retail Revenue / AUC)


1.4%
1.2%
1.4%
1.2%
4Q18
4Q19
2018
2019

Highlights

- Key revenue growth drivers were: (1) mutual funds and (2) equities and futures;
- Stock market rally boosted trading volumes and performance fees in equity funds.

Highlights

- The decline in take rate reflects: (1) zero-fee brokerage instituted at Clear in October 2018 and (2) steep increase in AUC (denominator) driven by the stock market rally and robust inflows in equities custody without a corresponding growth in revenue.

10

11 Institutional and Issuer Services Favorable environment and network effects boosting both revenue lines Issuer Services Revenue (in R$ mn) Institutional Revenue (in R$ mn) Highlights ▪ (1) Growth in DCM revenue (the largest contributor) ; (2) favorable environment for REITs offerings and (3) increased participation in IPOs and follow - ons . Highlights ▪ (1) rising volumes across our Brazilian trading desks, following the overall expansion in B 3 volumes and (2) increase in securities placement (IPOs and fixed income) . 142 306 484 802 4Q18 4Q19 2018 2019 +115% +66% 74 221 178 507 4Q18 4Q19 2018 2019 +199% +185%

Digital Content and Other

Solid growth following the expansion of XP's platforms and ecosystem

Digital Content Revenue (in R$ mn)


+35%
+108%
22
30
54
112
4Q18
4Q19
2018
2019

Highlights

- Increase in the sales of our online educational products through our XP Educação portal;
- Launch of three new flagship courses: MBA Stocks, MBA Global Broker and MBA Private.

Other Revenue (in R$ mn)


+107%
+180%
53
111
150
420
4Q18
4Q19
2018
2019

Highlights

- Key drivers include: (1) the growth of the overall business, especially the retail platform and institutional trading and (2) increase in adjusted gross financial assets.

12

13 COGS and SG&A Gross margin expansion and efficiency gains COGS (in R$ mn) 309 487 941 4Q18 4Q19 2018 2019 1,606 +58% +71% 65.1% 68.2% 71.2% 68.7% Gross Margin Operating Expenses (in R$ mn) Highlights ▪ 50 bps gross margin expansion in 2019 vs 2018 due to product mix . 0 4Q18 8 4Q19 2018 8 2019 606 377 1,802 1,251 +61% +44% Share Based Compensation 42.5% 42.3% 35.8% 35.1% % of Net Revenue Highlights ▪ Increasingly leveraging efficiency gains on relevant expense lines that grew below revenues, such as marketing and data processing .

14 Adjusted Net Income Solid profitability in 2019 Highlights ▪ Growth in Adjusted Net Income driven by (1) accelerating increase in total revenues, especially brokerage and performance fees in Retail and Issuer Services and (2) ongoing efficiency gains . 115 417 491 4Q19 4Q18 2019 2018 1,074 +262% +119% 4Q18 4Q19 2019 2018 13.0% 24.6% 16.6 20.9 Adjusted Net Income (in R$ mn) Adjusted Net Margin

4 Recent Developments

16 New Businesses and Association with Visa Inc. New businesses to complement our ecosystem and create long - term value 16 2H19 - 1Q20 2020 2021+ ▪ Credit and debit cards ▪ Digital bank account ▪ Other payment services ▪ Other collateralized loans ▪ Full banking license ▪ Collateralized loans ▪ XP Empresas (SMEs) ▪ Spiti ▪ Other insurance products ▪ … Partnership with Visa Inc. • In early March, XP signed a contract with Visa as its brand partner of debit and credit cards , which will be launched by during 2020 ; • The initiative is aligned with the strategy of creating a full - service platform by adding new financial products for our clients over time ; • Since last year XP Inc . established a technology squad focused on the product design to bring a differentiated offer to customers and innovative benefits to be launched with the “XP Visa Infinite Card” .

17 Fixed Income 2018 Funds Equity 2019 2020 Potential Impacts of COVID - 19 Crisis ( 1 /3) Product Mix : We could see an increase in demand for fixed income or structured notes products . AUC : Should be negatively impacted due to equity exposure . However, outflows are not expected since we offer various investment options and recovery may be similar to past events . Net Inflow : Growth pace could be reduced, but it shouldn’t be materially impacted . Take Rate: Reduced equity AUC, without impacting Retail Revenues, should have a positive effect. Product mix change could have a negative effect. 202 409 2019 2018 ? 2020 68 159 2019 2020 2018 ? 1.4% 2018 1.2% 2020 2019 ? Note: Prease refer to Page 2: Important Disclosure ?

18 AUC and Net Inflow performed well in past crisis Potential Impacts of COVID - 19 Crisis (2/3) Period IBOVESPA Average Selic AUC Net Inflow 2014 Elections 1Q15 vs 3Q14 - 20% 11.0% +19% +73% “Joesley Day” Episode 3Q17 vs 2Q17 - 10% 10.5% +19% +6% Truckers’ Strike 3Q18 vs 2Q18 - 19% 6.5% +14% +8% Behavior of our platform in other crisis ▪ Differentiated scale and recent IPO proceeds give XP Inc. additional strength to surpass the crisis; ▪ People will have to invest regardless of the scenario, and through XP Direct and our extensive and specialized IFA network, we will be there to help (+600 investment products); ▪ XP is less affected by COVID - 19 on supply and demand, reflecting our digital - based businesses, which are less dependent of logistics. Competitive environment remains unchanged and XP’s Platform is positioned better than ever to overcome this crisis:

19 XP Inc. is well capitalized after the IPO 19 XP Inc. doesn’t have any cash constrain in the short term, on the contrary, our net cash position allow us to look for opportunities that usually arise in times like this: Potential Impacts of COVID - 19 Crisis (3/3) 442 211 200 325 2021 Gross Cash 2020 2022 2023 Total 7,753 1,178 Debt Amortization Schedule (in R$ mn) ▪ +7bn BRL in cash, compare to only 0.4bn BRL of debt maturing in 2020; ▪ Risk Metrics: Comfortable level position and close monitoring.

Every crisis is an opportunity to get closer to customers

Our financial education DNA and robust Digital Content structure, differentiate XP Inc. vs. competitors

Main reports and lives

Reports

571k views[1]

- High volatility in funds: what to do?
- COVID-19 raises risk aversion
- What if the market falls 15%?
- Asset managers: COVID-19
- Where to invest in March?
- Muddy Waters Ahead
- COVID-19 and Equity Funds
- COVID-19 and REITs
- Revision of Economic Forecasts
- Fastest Crisis in History
- COVID-19 crisis in the eyes of history

Live Videos

220k views[1]

- COVID-19 raises risk aversion
- High volatility in funds – what to do?
- Asset managers: COVID-19
- Market Opening March 9th
- Market Closing March 9th
- Revision of Economic Forecasts
- Where to invest in March?
- Asset managers: Strategies in a scenario of uncertainty
- Market tensions and the impact on portfolios


A crise do coronavírus aos olhos da História
Circuit Breaker, volatilidade e desaceleração global: saiba o tamanho do atual choque do coronavírus em comparação a outras crises históricas [...]
11/03/2020 às 20:13


Marcelo Cavalheiro
Lucas Feitosa
José Rocha

Robust Communication Plan...

Reflected in strong interaction in March...


661
647
721
Jan-19
Feb 2019
Up to March 15th

Research Platform Traffic ('000 visitors)


11.2
9.6
6.5
Jan-19
Feb 2019
Up to March 15th

Infomoney Traffic (million visitors)

1: Reports and Lives views since February 26th until March 15th, 2020

20

Appendix

22 Short Seller Report XP Inc. provided thorough explanations on each topic of the report ( LINK ) 22 ▪ On March 6, we became aware of a “report” published by Nick Winkler of The Winkler Group, entitled “Brazil’s Charles Schwab: XP Inc.’s Internal Audits Conflict With Its IPO Prospectus”; ▪ The report is full of errors along with points that are immaterial and/or irrelevant. Also, it demonstrates a lack of knowledge about different accounting rules; ▪ Importantly facts related to our change in the auditor and disclosed material weakness: 1) The change in auditor prior to IPO was carried out on the recommendation of our Audit Committee (formed of 5 members, 3 of which are nominated by Itaú) and based on a technical assessment; 2) KPMG stated that there was no disagreement with management regarding the change in auditor; 3) XP has been audited by a “big four” auditing firm for the last 10 years. During that time, we did not receive an adverse opinion from any of those auditing firms (KPMG, Deloitte and PwC); 4) The material weaknesses we identified and disclosed in our Form F - 1 were a result of the application of PCAOB accounting standards as part of the IPO process.

Non-GAAP Financial Information

Adjusted Net Income and Adjusted Gross Financial Assets

Adjusted Net Income (in R$ mn)

	4Q19	4Q18	YoY	2019	2018	2019 vs 2018
Net Income	390	113	244%	1,089	465	134%
(+) Itaú Transaction and deal related expenses	-	3	n.a	-	39	n.a
(+) Stock Based Compensation	8	-	-	8	-	-
(+) IPO expenses	22	-	-	22	-	-
(-) One-time tax claim recognition (2010-2017)	-	-	-	(71)	-	-
(+/-) Taxes	(3)	(1)	242%	25	(13)	n.a
Adjusted Net Income	417	115	262%	1,074	491	119%

Adjusted EBITDA (in R$ mn)

	4Q19	4Q18	YoY	2019	2018	2019 vs 2018
Adjusted EBITDA						
Net Income	390	113	244%	1,089	465	134%
(+) Income Tax	157	57	175%	455	175	159%
(+) Depreciation and Amortization	29	16	79%	91	53	73%
(+) Interest Expense on Debt	22	13	73%	84	72	17%
(-) Interest Revenue on Adj. Gross Financial Assets	(44)	(29)	50%	(150)	(104)	44%
Adjusted EBITDA	554	170	225%	1,569	662	137%

Adjusted Gross Financial Assets (in R$ mn)

Floating Balance (=net uninvested clients' deposits)	2019	2018
Assets	-505	-898
(-) Securities trading and intermediation	(505)	(898)
Liabilities	9,115	5,307
(+) Securities trading and intermediation	9,115	5,307
(=) Floating Balance	8,610	4,408

Adjusted Gross Financial Assets (=cash and equivalents, net of floating)	2019	2018
Assets	41,011	15,473
(+) Cash	110	68
(+) Securities - Fair value through profit or loss	22,443	6,291
(+) Securities - Fair value through other comprehensive income	2,616	696
(+) Securities - Evaluated at amortized cost	2,267	155
(+) Derivative financial instruments	4,085	1,692
(+) Securities purchased under agreements to resell	9,490	6,571
Liabilities	(24,648)	(8,908)
(-) Securities loaned	(2,022)	(1,260)
(-) Derivative financial instruments	(3,229)	(991)
(-) Securities sold under repurchase agreements	(15,638)	(6,641)
(-) Private Pension Liabilities	(3,759)	(16)
(-) Floating Balance	(8,610)	(4,408)
(=) Adjusted Gross Financial Assets	7,753	2,157

23

Investor Relations Carlos Lazar André Martins ir@xpi.com.br IR Website: investors.xpinc.com